The Baupost Group, Inc.
                                P.O. Box 389125
                          44 Brattle Street, 2nd Floor
                      Cambridge, Massachusetts 02238-9125
                             Phone: (617) 497-6680
                              Fax: (617) 876-0930

October 26, 1995
Securities and Exchange Commission
Securities Filing Department
450 Fifth Street, NW
Washington, DC  20549

Re: Westbridge Capital Corporation

Dear Sir or Madame:

     Enclosed for filing under Rule 13d-1 under the Securities Exchange Act of 1934 is an amended Schedule 13G filed on behalf of a group of Westbridge Capital Corporation stockholders.

     Under cover of this letter, copies of this filing are also being sent (via Federal Express) to Westbridge Capital Corporation and the principal exchange upon which this security is traded.

Sincerely,

THE BAUPOST GROUP, INC.

By:  Seth A. Klarman
Title:    President


BAUPOST PARTNERS

By:  THE BAUPOST GROUP, INC.,
its managing general partner
By:  Seth A. Klarman
Title:    President


SETH A. KLARMAN
By:  Seth A. Klarman

cc:
Westbridge Capital Corporation
New York Stock Exchange


                                    Page- 1

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934




                               (Amendment No. 1 )


                         Westbridge Capital Corporation
                777 Main Street Suite 900, Fort Worth, TX 76102


                                (Name of Issuer)



                         Common Stock, par value $0.10

                         (Title of Class of Securities)



                                   957152101

                                 (CUSIP Number)



     Check here if a fee is being paid with this statement:______. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    Page- 2

*******************************************************************************
CUSIP No.     957152101       13G

1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON

     The Baupost Group, Inc.,   04-2752581


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)  X

     (b)

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     The Commonwealth of Massachusetts

5. SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7. SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12.  TYPE OF REPORTING PERSON *

     IA

                                    Page- 3

*******************************************************************************
CUSIP No.    957152101         13G

1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON

     Baupost Partners,   04-2878725

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)  X

     (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Commonwealth of Massachusetts

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7. SOLE DISPOSITIVE POWER

     0

8. SHARED DISPOSITIVE POWER

     0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12. TYPE OF REPORTING PERSON *

     IA

                                    Page- 4

*******************************************************************************
CUSIP No.    957152101       13G

1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON

     Seth A. Klarman,   ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)  X

     (b)

3.  SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

5. SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7. SOLE DISPOSITIVE POWER

     0

8. SHARED DISPOSITIVE POWER

     0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12.   TYPE OF REPORTING PERSON *

     HC
                                    Page- 5

*******************************************************************************
This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), issued by Westbridge Capital Corporation.

The Baupost Group, Inc., Baupost Partners, and Seth A. Klarman were deemed to be the owners of Common Stock as a result of their beneficial ownership of Series A 8.25% Preferred Stock (the "Preferred Stock"), issued by the company. The Preferred Stock is convertible one share into 114.286 shares Common Stock.

The Baupost Group, Inc., Baupost Partners, and Seth A. Klarman have not converted any of the Preferred Stock to date, and currently have no plans to do so.

*******************************************************************************
Item 1 (a) Name of Issuer:


     Westbridge Capital Corporation



(b)  Address of Issuer's Principal Executive Offices:

     777 Main Street, Suite 900, Fort Worth, TX  76102


Item 2 (a)  Name of Person Filing:


     (1)  The Baupost Group, Inc.

     (2)  Baupost Partners

     (3)  Seth A. Klarman


2 (b)  Address of Principal Business Offices or, if none,
Residence:

     (1)  The Baupost Group, Inc.
          44 Brattle Street, 2nd Floor
          Cambridge, Massachusetts  02138


     (2)  Baupost Partners
          44 Brattle Street, 2nd Floor
          Cambridge, Massachusetts  02138


     (3)  Seth A. Klarman
          44 Brattle Street, 2nd Floor
          Cambridge, Massachusetts  02138


                                    Page- 6

2 (c) Citizenship:

     (1)  The Commonwealth of Massachusetts

     (2)  The Commonwealth of Massachusetts

     (3)  United States of America



2 (d) Title of Class of Securities:

     Common Stock, par value $0.10

2 (e) CUSIP Number:

     957152101


Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


     (a) [ ] Broker or Dealer registered under Section 15 of the Act.


     (b) [ ] Bank as defined in Section 3(a)(6) of the Act.


     (c) [ ] Insurance Company as defined in Section 3(a)(19)of the Act.


     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.


     (e) [ X ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.



     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13D-1(b)(1)(ii)(F).


     (g) [ X ]Parent Holding Company, in accordance with 240.13D-1(b)(ii)(G) (Note: See Item 7).


     (h) [ X ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).



                                    Page- 7

Item 4 Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


(a) Amount Beneficially Owned:    (as of October 24, 1995)


     (1) By The Baupost Group, Inc:         0

     (2) By Baupost Partners:               0

     (3) Seth A. Klarman:                   0

     (4) By the group in the aggregate:     0


(b) Percent of Class:


     (1) By The Baupost Group, Inc:             0.00%

     (2) By Baupost Partners:                   0.00%

     (3) Seth A. Klarman:                       0.00%

     (4) By the group in the aggregate:         0.00%


(C) Number of shares as to which such person has:


   (i) sole power to vote or to direct the vote

          ---  0

   (ii) shared power to vote or to direct the vote


     (1) By The Baupost Group, Inc.:      0

     (2) By Baupost Partners:             0

     (3) Seth A. Klarman:                 0

     (4) By the group in the aggregate:   0



                                    Page- 8

  (iii) sole power to dispose or to direct the disposition of

      ---  0


  (iv) shared power to dispose or to direct the disposition of



     (1) By The Baupost Group, Inc.        0


     (2) By Baupost Partners:              0


     (3) Seth A. Klarman:                  0


     (4) By the group in the aggregate:    0


Item 5  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6 Ownership of More than Five Percent on behalf of Another Person:

     The Baupost Group, Inc. and Baupost Partners are each registered investment advisers. Seth A. Klarman, as the controlling person of Baupost Group, Inc., is deemed to have beneficial ownership under Section 13(d) of the securities beneficially owned by Baupost Group, Inc. Securities reported on this Schedule 13G as being beneficially owned by the Baupost Group, Inc. and Baupost Partners include securities purchased on behalf of their clients, which include an investment company registered under the Investment Company Act of 1940 and various limited partnerships. No persons other than the persons filing this
Schedule 13G have an economic interest in the securities reported on which relates to more than 5 percent of the class of securities.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     N/A


                                    Page- 9

Item 8 Identification and Classification of members of the Group:

     This schedule has been filed pursuant to Rule 13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each member of the group.


Item 9      Notice of Dissolution of Group:

     N/A

Item 10      Certification:

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 26, 1995
Date


THE BAUPOST GROUP, INC.

By:  Seth A. Klarman
Title:  President


BAUPOST PARTNERS

By:  THE BAUPOST GROUP, INC.,
its managing general partner
By:  Seth A. Klarman
Title:  President


SETH A. KLARMAN
By:  Seth A. Klarman






                                    Page- 10

EXHIBIT A

Item 3     Member of Group Classification

     (1)   The Baupost Group, Inc.                         IA

     (2)   Baupost Partners                                IA

     (3)   Seth A. Klarman                                 HC


EXHIBIT B

Agreement

     The undersigned hereby agree that the Schedule 13G of which this Exhibit B is a part is filed on behalf of each of the undersigned.

October 26, 1995
Date


THE BAUPOST GROUP, INC.

By:  Seth A. Klarman
Title:  President


BAUPOST PARTNERS

By:  THE BAUPOST GROUP, INC.,
its managing general partner
By:  Seth A. Klarman
Title:  President

SETH A. KLARMAN
By:  Seth A. Klarman









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